LATHAM & WATKINS LLP September 15, 2009 VIA EDGAR AND COURIER Amanda Ravitz Branch Chief – Legal Division of Corporation Finance	355 South Grand Avenue
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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Nation, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 1, 2009

File No. 333-159991

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 5, 2009

File No. 001-32601

Dear Ms. Ravitz:

On behalf of Live Nation, Inc. (“Live Nation”) we hereby submit responses to the Staff’s comments regarding Live Nation’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on July 1, 2009 (“Amendment No.1”) and Live Nation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Live Nation Form 10-K”), as set forth in the Securities and Exchange Commission’s letter to Michael G. Rowles, Esq., dated July 28, 2009 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Ticketmaster Entertainment, Inc. (“Ticketmaster Entertainment”) regarding the Staff’s comments to the Registration Statement. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), including exhibits.

We are also providing via courier five copies of Amendment No. 2, including exhibits and two copies of Amendment No. 2 marked to show changes from Amendment No. 1. In addition, Live Nation’s and Ticketmaster Entertainment’s financial advisors will be providing to the Staff under separate cover information responsive to comment 1, for which, due to its highly sensitive and confidential commercial and financial nature, we have been advised they will request confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83(c). We are providing courtesy copies of Amendment No. 2 including a version marked for changes, to Claire Erlanger, Linda Cvrkel and Matthew Spitzer.

LATHAM & WATKINS LLP

Amendment No. 2 incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. All references to page numbers and footnotes in the responses below each heading are to the pages or footnotes, respectively, in Amendment No. 2. The references to page numbers and footnotes in the headings are to Amendment No. 1.

General

1.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Response:

As noted above, Goldman Sachs and Deutsche Bank will each provide the Staff, under separate cover and on a confidential basis, their respective board books that were delivered to the Live Nation board of directors on February 8, 2009 in connection with the proposed transaction. Allen & Co. will provide the Staff, under separate cover and on a confidential basis, the board book that it delivered to the Ticketmaster Entertainment board of directors on February 10, 2009 in connection with the proposed transaction.

Registration Statement

Cover Page

2.	Please revise to disclose the aggregate amount of securities offered. Similarly revise your summary. Please also revise here or in your summary to describe the circumstances under which the exchange rate will change, including the factors that might impact the conversion rate.

Response:

The disclosure on the cover page of the joint proxy statement/prospectus and on page 12 has been revised in response to the Staff’s comment.

Summary, page 9

3.	Please revise to indicate the measure by which Live Nation is the “largest producer of live music concerts in the world” and by which Ticketmaster is the “world’s leading live entertainment ticketing and marketing company.”

Response:

The disclosure on pages 10 and 141 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Interest of Directors and Executive Officers in the Merger, page 13

4.	Please quantify the aggregate amounts of all benefits which officers and directors receive in the merger which regular shareholders do not. Use tabular presentation if that makes it easier to understand for shareholders.

Response:

In response to the Staff’s comment, the disclosure on page 15 has been revised to include cross-references to the amounts that are set forth in detail in the “The Merger – Interests of Live Nation Directors, Executive Officers and Certain Key Employees in the Merger” and “The Merger – Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger” sections of the Registration Statement. The Staff is respectfully advised that Ticketmaster Entertainment and Live Nation believe that the information is appropriately summarized in the “Summary” section of the Registration Statement and do not believe that the information would be easier for stockholders to understand in tabular form.

Litigation Relating the Merger, page 21

5.	Please provide us with a copy of the complaints mentioned in this section.

Response:

Pursuant to the Staff’s request, copies of the referenced complaints are being provided to the Staff via courier along with this letter.

Risk Factors, page 31

Failure to complete the Merger may negatively impact, page 31

6.	Since this risk is not a risk of the merger being completed, either delete it or move it to the end of this section.

Response:

This risk factor has been moved to page 35 in response to the Staff’s comment.

The exchange ratio is subject to adjustment prior to the completion of the Merger, page 32

7.	Since the exchange ratio is subject to change, please revise the prospectus to include a telephone number or other mechanism so that investors can learn the current ratio.

Response:

The disclosure on the cover page of the joint proxy statement/prospectus and beginning at the bottom of page 1 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

The combined company may not fully realize the anticipated synergies, page 34

8.	Please revise to have a separate, appropriately captioned risk factor about the risk relating to CTS and explain the situation in enough detail so that investors can understand the risk and the level of seriousness you believe it entails.

Response:

A separate risk factor related to CTS has been included beginning on page 37 in response to the Staff’s comment.

The combined company will have substantial indebtedness, page 35

9.	Please revise to specify the new interest rate that will apply to the amended Ticketmaster credit facility.

Response:

The disclosure on page 37 has been revised in response to the Staff’s comment.

The merger could cause the Ticketmaster Entertainment spin-off to become a taxable transaction, page 36

10.	Quantify the potential liability if the spinoff is determined to be taxable.

Response:

In response to the Staff’s comment, the risk factor referenced above has been revised beginning on page 38 to provide additional information regarding potential tax liabilities of IAC/InterActiveCorp (“IAC”) for which the combined company could be responsible under the tax sharing agreement by and among IAC, Ticketmaster Entertainment and certain other parties entered into in connection with the Ticketmaster Entertainment spin-off.

The Staff is respectfully advised that Ticketmaster Entertainment has advised Live Nation that the amount of IAC’s taxes for which the combined company could be responsible under the tax sharing agreement depends, among other things, on the amount of taxable income or gain that would be recognized by IAC if the Ticketmaster Entertainment spin-off and related transactions were taxable to IAC. That determination, in turn, depends on IAC’s tax basis in, and the fair market value of, the stock of Ticketmaster Entertainment and various other subsidiaries, and assets involved in the Ticketmaster Entertainment spin-off and related restructuring steps. Ticketmaster Entertainment has advised Live Nation that it does not possess the information necessary to quantify IAC’s tax liabilities for which it may be responsible.

LATHAM & WATKINS LLP

The success of the combined company will also depend upon relationships, page 39

11.	Please quantify the percentage of revenue of Ticketmaster attributable to Anschutz Entertainment.

Response:

The disclosure on page 41 has been revised in response to the Staff’s comment.

Ticketmaster Entertainment may be unable to make the changes necessary to operate effectively, page 40

12.	Please revise to clarify why the risk you discuss applies to a vote on a merger in which Ticketmaster will no longer be a public company. Alternatively, delete.

Response:

The disclosure on page 53 has been revised in response to the Staff’s comment. This risk factor, and other risk factors that only relate to Ticketmaster Entertainment’s business prior to the completion of the Merger, have been moved to a new subsection of the “Risk Factors” section of the Registration Statement titled “Risks Relating to Ticketmaster Entertainment’s Business Prior to the Completion of the Merger,” beginning on page 53. The Staff is respectfully advised that Ticketmaster Entertainment believes that these risks, including the one referenced in the Staff’s comment, highlight risks that Ticketmaster Entertainment stockholders should consider in determining whether to vote “for” or “against” the Ticketmaster Entertainment proposals included in the Registration Statement.

13.	We do not understand the purpose of this risk factor and some of the other ones in this section since Ticketmaster will not be a separate public company if the merger occurs. Either remove or revise and tell us why this risk factor is necessary. Similarly, remove or revise the last two risk factors on page 42. Also, consider revising other risk factors which may have been carried over from other filings but which no longer make sense. See, for example, the last sentence of the first full paragraph on page 49: “Also, Ticketmaster Entertainment’s ability to engage in significant equity issuances is limited in order to preserve the tax-free nature of the Ticketmaster Entertainment spin-off.”

Response:

The last risk factor on page 42 of Amendment No. 1 has been deleted in response to the Staff’s comment. The other risk factors related only to Ticketmaster Entertainment’s business, included on pages 53 through 56 of the Registration Statement, have been revised in response to the Staff’s comment. As revised, these risk factors allow for a comparison of the risks associated with Ticketmaster Entertainment’s ongoing business against the potential benefits of the Merger that are presented elsewhere in the Registration Statement. As discussed in the response to comment 12, these risk factors have been moved to a new subsection of the “Risk Factors” section of the Registration Statement titled “Risks Relating to Ticketmaster Entertainment’s Business Prior to the Completion of the Merger,” beginning on page 53.

LATHAM & WATKINS LLP

Background of the Merger, page 54

14.	Please expand your disclosure about revised drafts of the merger agreement to detail the material points of negotiation and describe the resolution of those points.

Response:

The disclosure on pages 59 and 60 has been revised in response to the Staff’s comment.

15.	Please quantify the anticipated cost synergies mentioned in the carryover paragraph at the top of page 55.

Response:

The Staff is respectfully advised that the anticipated cost synergies were not quantified during the December 9, 2008 Live Nation board of directors meeting. In response to the Staff’s comment, Live Nation has, however, revised the disclosure related to the January 25, 2009 Live Nation board of directors meeting on page 59 to disclose the amount of anticipated synergies that were discussed at that meeting.

16.	We note that both Live Nation and Ticketmaster explored alternative business transactions prior to entering into the merger agreement. Please revise to briefly discuss these alternative transactions, and the reasons that each board rejected such alternatives.

Response:

The disclosure on pages 57 and 58 has been revised in response to the Staff’s comment.

17.	Please revise the final paragraph on page 54 to explain how the initial contact between the parties was made. Who initiated discussions of a merger and why?

Response:

The disclosure on page 58 has been revised in response to the Staff’s comment.

18.	Refer to the second paragraph on page 55. Explain what the “results of their reviews of the financial forecasts prepared by Ticketmaster Entertainment and the advantages and disadvantages of the ticketing platform utilized by Ticketmaster Entertainment” were.

Response:

The disclosure on page 59 has been revised in response to the Staff’s comment.

19.	Please refer to the eighth bullet on page 60. Either quantify the expected interest rate increase, if known, or explain why it will increase.

Response:

The first bullet on page 65 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

20.	Please include a discussion regarding whether this merger could be considered a “fundamental change” that would trigger a repurchase obligation of the 2.875% convertible notes discussed on page 67 of your Form 10-K for the fiscal year ended December 31, 2008 or a change in the conversion rate. We note that a fundamental change is defined, among other things, as a Change of Control.

Response:

The first bullet on page 63 has been revised in response to the Staff’s comment.

Live Nation’s Reasons for the Merger, page 57

21.	For each reason given here and starting on page 61, please specify what aspect of the reason given made it a factor in favor of the merger. For example, what was it about the board’s “knowledge of Live Nation’s business, operations, financial condition, earnings and prospects and . . . Ticketmaster Entertainment’s business, operations, financial condition, earnings and prospects, taking into account the results of Live Nation’s due diligence review of Ticketmaster Entertainment” that argued in favor of the merger.

Response:

The disclosure on pages 61 to 64 and pages 66 to 68 has been revised in response to the Staff’s comment.

22.	What is meant by “greater transparency” in the first bullet and a “healthier live entertainment industry” in the sixth bullet?

Response:

The first bullet on page 61 and the fourth bullet on page 62 have been revised in response to the Staff’s comment.

Ticketmaster Entertainment’s Reasons for the Merger, page 61

23.	Define what you mean by a “stronger stream of free cashflows” in the fourth bullet point. In addition, provide more detail about why Ticketmaster did not consider the other transaction viable and why its failure was a signal that no other transaction would be available.

Response:

The fourth bullet on page 66 has been revised in response to the Staff’s comment.

24.	In the second bullet point on page 62, list the anticipated synergies and quantify them to the extent possible.

Response:

The sixth bullet on page 66 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Certain Financial Forecasts, page 65

25.	We suggest deleting the statement in the last paragraph on page 65 that the projections are not material, which appears to conflict with their use by the financial advisors and their inclusion in this prospectus.

Response:

The disclosure on pages 71 and 88 has been revised in response to the Staff’s comment.

Opinions of Live Nation’s Financial Advisors, page 69

26.	In connection with your description of each fairness opinion, discuss why your financial advisors selected the discount rates, perpetuity growth rates and forward EBITDA multiples they chose where these measures were used for their analyses. Please provide similar disclosure for Ticketmaster’s advisor, Allen & Co.’s choice of discount rates and forward EBITDA exit multiples. In addition, define terms which might not otherwise be understood by an investor, such as “terminal year projected cash flow,” “normalized level of capital expenditure,” “unlevered free cash flow,” “appropriate weighted average enterprise valuation multiple” and “treasury-method based fully diluted enterprise values.”

Response:

In regards to Goldman Sachs’ fairness opinion, the disclosure on pages 77 through 79 has been revised in response to the Staff’s comment.

In regards to Deutsche Bank’s fairness opinion, the disclosure on pages 83 through 85 has been revised in response to the Staff’s comment.

In regards to Allen & Co.’s fairness opinion, the disclosure on pages 94 through 99 has been revised in response to the Staff’s comment.

27.	In each instance where a financial advisor’s analysis showed that the consideration to be received by its client was outside the range indicated by the analysis, please revise the disclosure to address how the financial advisor arrived at a fairness determination despite the analysis.

Response:

In regards to Goldman Sachs’ fairness opinion, the Staff is respectfully referred to the disclosure set forth in the fifth paragraph on page 79 that states that Goldman Sachs did not attribute any particular weight to any analysis in arriving at its fairness determination. Live Nation had been advised by Goldman Sachs that even if a particular analysis showed that the consideration to be received was outside the range indicated by its analysis, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

In regards to Allen & Co.’s fairness opinion, the disclosure on pages 94 through 99 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

28.	For each financial advisor, please discuss with greater specificity the criteria used to determine the comparable companies used in their analyses. In that regard, disclose the statistics analyzed for comparison purposes and if these statistics helped determine which companies were comparable companies, or if these statistics were analyzed after the comparable companies were already identified. Further, please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

Response:

In regards to Goldman Sachs’ fairness opinion, Live Nation had been advised by Goldman Sachs that a comparable companies analysis was not an analysis material to its fairness determination, nor was it a material financial analysis presented to the Live Nation board of directors. Accordingly, a description of such an analysis was not included in the description of Goldman Sachs’ opinion. Goldman Sachs did include certain information about comparable companies in one slide of its presentation to the Live Nation board of directors, but Live Nation had been advised by Goldman Sachs that this information was placed in an appendix to its board book because this information was neither a material part of the presentation nor the basis for the opinion that Goldman Sachs delivered to the Live Nation board of directors.

In regards to Deutsche Bank’s fairness opinion, Live Nation had been advised by Deutsche Bank that a comparable companies analysis was not an analysis material to its fairness determination, nor was it a material financial analysis presented to the Live Nation board of directors. Accordingly, a description of such an analysis was not included in the description of Deutsche Bank’s opinion.

In regards to Allen & Co.’s fairness opinion, the disclosure on pages 94 and 95 has been revised in response to the Staff’s comment.

29.	Revise to state which party proposed the price, both per share and the just over 50% amount.

Response:

The disclosure on page 58 has been revised in response to the Staff’s comment.

Historical Stock Price and Exchange Ratio Analysis, page 71

30.	Please have the Live Nation board specially notice the exchange premium percentages on page 72. Also, have the board specially note the analysis in the table on page 78.

Response:

The third bullet on page 64 has been revised and a new fifth bullet has been added on page 64 in response to the Staff’s comment.

LATHAM & WATKINS LLP

Contribution Analysis, page 72

31.	With respect to the Live Nation Implied Equity Contribution chart on page on page 73, explain how the 2008E analysis shows 0% contribution.

Response:

The disclosure on page 78 has been revised in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 73

32.	Explain how this analysis and the immediately following analysis supported the consideration given, since they appear to show that Live Nation would be worth more as a combined company, but do not appear to address the consideration given.

Response:

Live Nation had been advised by Goldman Sachs that the implied present values per share of Live Nation common stock as reported in each of the “Pro Forma Combined Company Basis” columns in the charts for the Discounted Cash Flow Analysis and Present Value of Future Theoretical Share Price Analysis on pages 78 and 79 represent the range of values for shares of common stock of the combined company to be held by the former stockholders of Live Nation, taking into account the exchange ratio and the consideration to be received by Ticketmaster Entertainment stockholders. Accordingly, and because Live Nation stockholders’ shares will be unaffected by the Merger, these implied present values per share illustrate a value for shares of the combined company to be held by the former stockholders of Live Nation (not the value of the combined company as a whole) that exceeds the value of Live Nation common stock at the time the Merger was announced.

Deutsche Bank, page 75

33.	Please disclose the fee paid to Deutsche Bank in connection with providing Live Nation a fairness opinion.

Response:

The disclosure on page 86 has been revised in response to the Staff’s comment.

Contribution Analysis, page 78

34.	Explain what is meant by “not meaningful.”

Response:

The disclosure on page 84 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Valuation of Live Nation, page 88

35.	Since the current share price is virtually always or always below the analyst target price, it is unclear why Allen & Co. considered this a material financial test. Please revise to explain. Perhaps they might give the percentage of NYSE companies whose current price is below the analysts’ targets so that investors can understand why this test was included.

Response:

The disclosure on pages 94 and 95 has been revised in response to the Staff’s comment.

Opinion of Ticketmaster Entertainment’s Financial Advisor – Transaction Analysis, page 90

36.	List the transactions in the Precedent Transaction Analysis. If there were other transactions that fit the description but which Allen & Co. did not use, tell us why.

Response:

The disclosure on pages 97 and 98 has been revised in response to the Staff’s comment. The Staff is respectfully advised that Allen & Co. included all transactions that fit the specified criteria in its precedent transaction analysis.

37.	Please provide tabular disclosure for the presentation of Allen & Co.’s pro forma discounted cash flow analysis located on page 92.

Response:

The disclosure on page 99 has been revised in response to the Staff’s comment.

Opinion of Ticketmaster Entertainment’s Financial Advisor – General, page 92

38.	Please disclose the fee that will be paid to Allen & Co. upon completion of the merger in connection with it providing Ticketmaster with a fairness opinion.

Response:

The Staff’s comment is acknowledged and the Staff is respectfully advised that the fee to be paid by Ticketmaster Entertainment to Allen & Co. has not yet been agreed upon by the parties and, as a result, the amount of the fee cannot be disclosed in the Registration Statement. The disclosure on page 100 has been revised to clarify this point.

LATHAM & WATKINS LLP

Accounting Treatment, page 103

39.	We note from the discussion on page 103 that based on the analysis performed by Live Nation and Ticketmaster Entertainment of the various factors enumerated in SFAS No.141(R), Live Nation has been determined to be the accounting acquirer for purposes of the merger transaction. Please significantly expand your discussion here to explain the various factors that were considered in determining that Live Nation should be treated as the accounting acquirer in the merger transaction. For example, your revised discussion should explain how the fact that the Ticketmaster shareholders are receiving the majority of the Company’s shares of the combined company was considered in your determination of the accounting acquirer. Your revised discussion should also explain how Ticketmaster Entertainment’s right to elect one half of the combined company’s board of directors was considered in making this determination. The discussion on page 294 in the pro forma financial information section of the registration statement should be similarly revised to explain in further detail all of the factors considered by management in determining that Live Nation is the accounting acquirer.

Response:

The disclosure on pages 110 through 112 and 306 has been revised in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 106

40.	Revise to reflect that this section represents counsel’s opinion, rather than merely a “discussion.” Alternatively, confirm that counsel will file long form tax opinions.

Response:

The disclosure on page 116 has been revised in response to the Staff’s comment.

41.	We note the disclosure on page 107 that Wachtell, Lipton, Rosen & Katz and Latham & Watkins LLP will provide tax opinions as of the closing date of the merger. Reconcile with statements elsewhere that these opinions will only be provided prior to the closing of the merger.

Response:

Live Nation and Ticketmaster Entertainment acknowledge the Staff’s comment and respectfully advise the Staff that, under the Merger Agreement, it is a condition to the completion of the Merger that Live Nation receive a written opinion of Latham & Watkins LLP and that Ticketmaster Entertainment receive a written opinion of Wachtell, Lipton, Rosen & Katz, in each case, dated as of the closing date of the Merger, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Because these closing conditions must be satisfied prior to closing of the Merger, the opinions of counsel would be received on the closing date prior to the closing. The disclosure on pages 16, 18 and 122 has been revised to clarify this point.

LATHAM & WATKINS LLP

The Merger Agreement, page 109

42.	We note the second paragraph of this section. Please confirm that there are not conditions that differ from the representations and warranties so greatly as to make any statements in the prospectus misleading by the omission of such statement. Alternately, revise the prospectus.

Response:

Live Nation and Ticketmaster Entertainment confirm that they have considered the disclosure relating to representations and warranties contained in the Merger Agreement and have determined that no conditions differ from such representations and warranties so greatly as to cause such disclosure in the Registration Statement to be misleading.

43.	We note your disclosure on page 113 that the parties may waive the requirement for tax opinions if they receive further shareholder approval with appropriate disclosure. Please note that an investor may not waive his right to receive statutorily mandated disclosure. Please revise as appropriate.

Response:

Live Nation and Ticketmaster Entertainment acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure referenced in the Staff’s comment describes the closing conditions contained in Section 7.2(d) and Section 7.3(d) of the Merger Agreement. Pursuant to the Merger Agreement, it is a condition to each party’s obligation to complete the Merger that it receive an opinion of counsel, dated as of the closing date, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These closing conditions further provide that they are not waivable following the receipt of stockholder approval unless such further approval is obtained with appropriate disclosure. Thus, while the Merger Agreement contains specific limitations regarding the circumstances under which Live Nation or Ticketmaster Entertainment may waive this particular closing condition, there would be no waiver by any Live Nation or Ticketmaster Entertainment stockholder of any rights. Accordingly, Live Nation and Ticketmaster Entertainment respectfully advise the Staff that they believe that no additional disclosure is appropriate.

Live Nation Security Ownership of Certain Beneficial Owners and Management, page 158

44.	It appears that the shares held by SQ Portfolio Management Inc., noted in footnote 1, may represent more than five percent of the outstanding equity of Live Nation. Please confirm that in the future, to the extent it still beneficially owns greater than 5% of the outstanding shares, you will add this entity and its share ownership into the beneficial ownership table. Refer to Item 403 of Regulation S-K.

Response:

Based on the most recent information provided to Live Nation, SQ Portfolio Management Inc. beneficially owns 2,150,000 shares of Live Nation common stock, or 2.5% of the outstanding shares of Live Nation common stock as of August 21, 2009. Live Nation will include SQ Portfolio Management Inc. and its share ownership in the beneficial ownership table in the future to the extent Live Nation has reason to believe that SQ Portfolio Management Inc. beneficially owns greater than 5% of Live Nation’s outstanding shares.

LATHAM & WATKINS LLP

45.	Also, please put the aggregate amount of the shares discussed in footnote 1 into the table and include the disclaimer regarding the rest of the information in the footnote.

Response:

The disclosure on page 168 has been revised in response to the Staff’s comment.

Live Nation – Cash Performance Bonuses, page 163

46.	We note your use of “adjusted operating income on a pro forma basis” as the primary metric for your annual non-equity incentive program for your named executive officers. This metric, however, is not described anywhere in this registration statement or your Form 10-K that is incorporated by reference. Please confirm that in future filings you will provide a detailed explanation of how you calculate this metric. Furthermore, because this metric is a non-GAAP measure, please confirm you will provide discussion of how the numbers are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:

The Staff is respectfully advised that Adjusted Operating Income is a metric that Live Nation uses and describes in its earnings releases on a quarterly basis. Live Nation defines Adjusted Operating Income as operating income (loss) before acquisition transaction expenses, depreciation and amortization, loss (gain) on sale of operating assets and non-cash compensation expense. This metric is provided along with the appropriate reconciliations because it is a non-GAAP measure.

In connection with bonus calculations for Live Nation executives, Live Nation adjusts, at the direction of the Compensation Committee of the Live Nation board of directors, Adjusted Operating Income on a pro forma basis so that the compensation of Live Nation’s executives is not affected by acquisitions or dispositions of businesses or assets during the applicable period. Live Nation only provides this metric annually in the required disclosures related to compensation and will provide the appropriate reconciliations in those future filings.

Employment Agreements, page 172

47.	Please revise the third paragraph under Mr. Rapino to disclose the financial performance target for 2008.

Response:

The disclosure on page 182 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Potential Payments upon Termination or Change of Control, page 183

48.	We note footnote 3 to the tabular disclosure of potential payments upon termination or change of control. The footnote specifically states that the merger will not constitute a change of control providing for immediate vesting of all outstanding options and restricted stock. This disclosure, however, appears inconsistent with disclosures regarding interests of your directors and executive officers in the merger beginning on page 95. Please revise to reconcile this apparent inconsistency.

Response:

The disclosure in footnote 3 on page 194 has been revised in response to the Staff’s comment.

Relationships Involving Named Executives, page 218

49.	We note the discussion on pages 218 and 219 of the various transactions and agreements between the Company, Front Line, Mr. Azoff and parties affiliated with Mr. Azoff. Please revise the notes to the Company’s financial statements to disclose the nature and significant terms of these arrangements and transactions. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

Response:

The Staff is respectfully advised that the discussions in the first two referenced paragraphs on page 219 of Amendment No.1, relating to the February 10, 2009 letter agreement with Mr. Azoff and the April 2009 Front Line dividend, were for events that occurred after December 31, 2008 that were subsequently disclosed in Note 10 – Related Party Transactions of Ticketmaster Entertainment’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which note is included in the Registration Statement. The discussions relating to the compensation of certain of Mr. Azoff’s family members and Mr. Azoff’s use of aircraft for company business relate to “compensation arrangements, expense allowances, and other similar items in the ordinary course of business” and therefore are not included pursuant to paragraph 2 of SFAS No. 57. The disclosure on pages FIN-45 and FIN-46 have been revised in response to the Staff’s comment to include the discussion of the Second Amended and Restated Stockholders’ Agreement of Front Line.

Interest Rate Risk, page 231

50.	Please revise the first sentence of this section to include the interest rate of the Senior Notes.

Response:

The disclosure on page 241 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Ticketmaster Entertainment’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 233

Results of Operations for the Three Months Ended March 31, 2009 Compared to the Three Months Ended March 31, 2008 and for the year ended December 31, 2008

51.	Please revise to discuss and analyze results of operations for each of two operating segments disclosed in the notes to the Ticketmaster Entertainment financial statements. For example, please discuss and analyze cost of sales and other operating expenses separately for each segment.

Response:

The disclosure on pages 247 through 255 and 256 through 266 has been revised in response to the Staff’s comment.

Liquidity and Capital Resources, page 251

52.	We note your disclosure in the last paragraph of the Liquidity and Capital Resources section that in the event the Merger is consummated, Ticketmaster Entertainment expects that its cost of capital related to its bank financing will increase as a result of obtaining the necessary amendments to its senior secured credit facilities required for the merger. Please revise your disclosure to discuss the nature and terms of the significant changes in the amendments, including the increase in interest rates and additional restrictive covenants that may occur as a result of the merger.

Response:

The disclosure on page 266 has been revised in response to the Staff’s comment.

Ticketmaster – Compensation Discussion & Analysis, page 264

53.	We note the disclosure on page 265 that you reviewed survey data in connection with compensation decisions for fiscal year 2008. To the extent that the any of these surveys were used for benchmarking purposes for named executive officers, please identify all companies comprising those surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Compliance and Disclosure Interpretation 118.05 to Regulation S-K.

Response:

The Staff is respectfully advised that while Ticketmaster Entertainment considers compensation data in establishing broad compensation programs and practices, Ticketmaster Entertainment does not specifically benchmark the compensation associated with particular executive positions, or definitively rely on competitive survey data in establishing executive compensation. Ticketmaster Entertainment makes decisions based on a host of factors particular to a given executive situation, including its firsthand experience with the competition for recruiting executives and its understanding of the current environment, and believes that over-reliance on survey data, or a benchmarking approach, is too rigid and stale for the dynamic and fast changing marketplace for talent from which Ticketmaster Entertainment draws to fill its executive ranks. The disclosure on page 278 has been revised to reflect the foregoing.

LATHAM & WATKINS LLP

Unaudited Pro Forma Condensed Combined Financial Statements, page 293

54.	We note that under SFAS No. 141R, one of the factors to be considered in determining which combining company is treated as the accounting acquirer is the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. We also note from your disclosures elsewhere in the filing that prior to the merger, Liberty Media holds a 29% voting interest in Ticketmaster and it appears from the stockholder agreement with Liberty that they will be able to nominate two directors to the Board of the newly merged company. Please explain to us, with a view towards expanded disclosure, how your determination of the accounting acquirer in this transaction considered both the significant voting interest that Liberty Media holds in Ticketmaster and its ability to nominate directors in the combined company.

Response:

Live Nation and Ticketmaster Entertainment acknowledge the Staff’s comment regarding Liberty Media. The Staff is respectfully advised that at the time of the Merger, based on current ownership and considering the exchange ratio, Liberty Media is expected to hold less than 15% of the combined company. The companies believe a single stockholder voting interest in excess of 25% to be a more notable factor in terms of influence and therefore do not believe that the ownership of this minority stockholder provides influence in favor of either company being deemed the acquirer for accounting purposes. Liberty Media will also be permitted to nominate up to two of Ticketmaster Entertainment’s initial seven board seats under provisions of the Liberty Stockholder Agreement but, because Liberty Media’s board seats are a part of, not in addition to, the total number of board seats initially designated by Ticketmaster Entertainment, the companies do not believe that this is a factor that provides additional influence in favor of either company being deemed the acquirer for accounting purposes.

The disclosure on pages 110 through 112 has been revised in response to the Staff’s comment.

Note 1, Basis of Pro Forma Presentation, page 299

55.	We note your disclosure that the historical consolidated financial information has been adjusted to give pro forma effect to the Ticketmaster Entertainment spin-off as if it had occurred on January 1, 2008. In order to provide clear distinction between the pro forma adjustments that relate to the merger transaction and those that relate to the Ticketmaster Entertainment spin-off, please revise to include the spin-off related pro forma adjustments in a separate column on the pro forma financial statements. Each adjustment related to the spin-off should be separately explained in the notes as to how the amount was calculated or determined.

Response:

The pro forma financial statements on pages 308 through 310 have been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

56.	We note your disclosure that management is currently discussing the terms of employment agreements to take effect upon completion of the Merger and the financial impacts related to any such new agreements have not been included in the unaudited pro forma condensed combined financial statements. To the extent that these agreements become finalized prior to the planned effectiveness of your Form S-4 registration statement, please revise the pro forma financial statements to give effect to these since they appear to be directly attributable to the merger and will have a continuing impact on the combined company’s results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response:

The Staff’s comment is acknowledged and the Staff is respectfully advised that, as of the date of this letter, Live Nation continues to discuss with Mr. Rapino the terms of his employment with the combined company, Ticketmaster Entertainment continues to discuss with Mr. Azoff the terms of his employment with the combined company, and no such arrangements have been finalized. Live Nation and Ticketmaster Entertainment confirm that in the event new employment arrangements with Messrs. Rapino or Azoff are finalized prior to the planned effectiveness of the Registration Statement, the unaudited pro forma condensed combined financial statements will be revised to give effect to those arrangements.

Footnote (3), page 300

57.	We note your disclosure that the fair value of the vested stock options exchanged is included in the calculation of purchase consideration and was determined using the Black-Scholes option pricing model using a Live Nation share price of $4.90. Please revise your disclosure to include the assumptions used in the Black-Scholes model (volatility, risk-free interest rate, expected term, etc.).

Response:

The disclosure in footnote (4) on page 312 has been revised in response to the Staff’s comment.

Preliminary Allocation of Consideration Transferred to Net Assets Acquired, page 300

58.	We note that you include a table of the preliminary allocation of consideration transferred to net assets acquired. Please confirm for us, and revise your disclosure to indicate if the assets and the liabilities acquired have been measured at the acquisition-date fair value in accordance with paragraph 20 of SFAS No. 141(R). Also, in light of the fact that SFAS 141R does not use the allocation concept in the calculation of goodwill, we would expect to see the calculation of goodwill as the acquisition-date fair value of the consideration transferred less the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed and non controlling interest in Ticketmaster. See paragraph 34(a) of SFAS No. 141(R). Please revise accordingly.

Response:

The Staff’s comment is acknowledged and Live Nation confirms that the assets and liabilities acquired have been measured at the estimated acquisition-date fair value in accordance with paragraph 20 of SFAS No. 141(R). The disclosure on page 313 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

59.	Please revise your disclosure in the notes to the pro forma financial statements to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the total amount of goodwill that is expected to be deducted for tax purposes and the amount of goodwill by reportable segment. See paragraph 68(e), (j) and (1) of SFAS No. 141(R).

Response:

With respect to the qualitative description of the factors that make up the goodwill recognized and the amount of goodwill that is expected to be deductible for tax purposes, the disclosure in footnote (d) on page 315 has been revised in response to the Staff’s comment. With respect to the Staff’s comment regarding goodwill by reportable segment, the Staff is respectfully advised that Ticketmaster Entertainment management and Live Nation management have not yet determined the reportable segments for the combined company. Once the Merger has been completed, the management of the combined company will make that determination pursuant to the requirements of SFAS No. 142.

60.	We note from the purchase price allocation included on page 300, that $625,241 of the purchase price has been allocated to identifiable intangibles. For each significant category of intangible assets to be acquired in connection with the Ticketmaster acquisition transaction, please tell us and revise the disclosures included in the notes to the pro forma financial information to explain how management determined the fair value to be assigned to each category of intangible assets as well as how management determined the estimated remaining useful lives of the various categories of intangible assets.

Response:

The Staff is respectfully advised that, in estimating the fair value of the acquired intangible assets, Live Nation utilized the valuation methodology determined to be most appropriate for the individual category being valued. The Staff is respectfully referred to the revised disclosure for the specific methodology employed for each individual intangible asset category. In performing the valuation analyses, Live Nation considered the expected use of the asset, any legal, regulatory or contractual provisions that may impact the cash flow to be derived from the asset, and significant market trends impacting Ticketmaster Entertainment. These estimated fair values are considered preliminary and are subject to change at the closing date of the Merger and any changes in fair value of the acquired intangible assets may be material. The determination of the estimated remaining useful lives of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. The disclosure on page 314 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Note 2. Pro Forma Adjustments, page 301

Adjustments to Balance Sheet, page 301

61.	We note from your disclosures elsewhere in the filing that no fractional shares of Live Nation common stock will be issued in connection with the merger and holders of Ticketmaster Entertainment common stock will be entitled to receive cash in lieu thereof. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If the amount of cash you will be required to disburse cannot be determined at this time, please include a statement to this effect in the notes to the pro forma financial information.

Response:

The Staff is respectfully advised that the potential cash payment for fractional shares is estimated to be de minimis and a pro forma adjustment to the balance sheet has not been included. Based on a review of the share ownership of Ticketmaster Entertainment, the cash payment for fractional shares was estimated to be approximately $10,000 as of March 31, 2009 and $13,000 as of June 30, 2009.

The disclosure in footnote (2) has been added on page 312 in response to the Staff’s comment.

62.	We note from the disclosure in Note 15 to the audited financial statements of Ticketmaster that the company has guarantees, surety bonds and letters of credit, purchase obligations, and litigation related contingencies as of December 31, 2008. Please tell us how you considered these contingencies under paragraph 24 of SFAS No, 141R as contingencies that may be required to be recorded as liabilities at the time of the merger.

Response:

The Staff’s comment is acknowledged and the Staff is respectfully advised that Live Nation considered whether additional liabilities are required to be recorded based on the guidance under paragraph 24 of SFAS No. 141(R):

•	Guarantees – Ticketmaster Entertainment had no guarantees outstanding as of June 30, 2009.

•

Surety bonds and letters of credit – Ticketmaster Entertainment’s surety bonds and letters of credit are not considered contractual contingencies as defined under paragraph 24 of SFAS No. 141(R). As such, Live Nation assessed the facts and circumstances surrounding the applicable surety bonds and letters of credit and concluded that it is not more likely than not as of the acquisition date that any of the surety bonds or letters of credit would give rise to a liability.

•

Purchase obligations – Ticketmaster Entertainment’s purchase obligations are considered executory contracts, outside the scope of paragraph 24 of SFAS No. 141(R). No liabilities were recorded by Live Nation for these purchase obligations.

•

Litigation related contingencies – Live Nation has determined that it is not more likely than not as of the date of the closing of the Merger the litigation contingencies would give rise to an unrecorded liability. Additionally, based on consideration of SFAS No. 5 criteria, Live Nation determined that no additional liability is required to be recorded for any of the outstanding litigation matters.

LATHAM & WATKINS LLP

63.	We note that you have not recorded an adjustment to record Ticketmaster’s property and equipment at acquisition date fair value. Please explain to us why you believe the book value of Ticketmaster’s property and equipment equals its fair value at the acquisition date.

Response:

The Staff is respectfully advised that the majority of Ticketmaster Entertainment’s property and equipment includes computer equipment and computer software, furniture and fixtures, and leasehold improvements. Live Nation considered the fair value of these assets to approximate Ticketmaster Entertainment book value, given the nature of the assets. In addition, Ticketmaster Entertainment owns land and a building in Vancouver, Canada which is used by certain of its Canadian operations. A third-party real estate appraisal for this property was obtained and Live Nation has determined that the fair value exceeds the book value. A pro forma adjustment to reflect the property at fair value based on the appraisal has now been included in footnote (b) on page 315.

Footnote (a) and (d)

64.	We note that your pro forma adjustments include the elimination of Ticketmaster Entertainment historical current and long-term non-recoupable contract advances. Please explain to us, and revise your disclosure to provide further details of the nature of this adjustment. Your response and your revised disclosure should also explain how it is directly attributable to the acquisition transaction.

Response:

The Staff is respectfully advised that non-recoupable contract advances are occasionally paid to Ticketmaster Entertainment’s clients in return for the clients entering into long-term, exclusive ticketing agreements. Ticketmaster Entertainment’s non-recoupable contract advances are charged to expense over the applicable contract periods and Ticketmaster Entertainment’s historical balances are presented net of this expense. The historical non-recoupable contract advances have been eliminated and intangible assets associated with the existing long-term ticketing agreements have been established at fair value as part of acquisition accounting in connection with the Merger. The disclosure in footnotes (a), (c) and (e) on page 315 has been revised in response to the Staff’s comment.

Footnote (g)

65.	We note from footnote (g) that this adjustment includes a $6,061 adjustment of Ticketmaster Entertainment’s historical deferred revenue to fair value. Please tell us and revise footnote (g) to explain in further detail how this fair value adjustment was calculated or determined.

Response:

The Staff is respectfully advised that Live Nation estimated the fair value of Ticketmaster Entertainment deferred revenue by reviewing the level of remaining client service obligations and determining a reasonable profit margin to be recognized prospectively for related contracts and reducing the carrying value for those where significant service had already been performed. The disclosure in footnote (h) on page 316 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Footnote (h)

66.	We note your disclosure that this entry adjusts Ticketmaster Entertainment’s $300,000 aggregate principal amount of Senior Notes to fair value. Please revise your disclosure to provide details of how you determined the fair value of these senior notes.

Response:

The disclosure in footnote (i) on page 316 has been revised in response to the Staff’s comment.

Footnotes (f) and (i)

67.	We note that you have included an adjustment to accrued expenses and other current liabilities, and other long-term liabilities of $1.5 million and $6.4 million, respectively for contingent earn-outs. Please tell us, and revise your footnote to disclose the nature of the contingency and an estimate of the range of outcomes or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. Also, please tell us and explain in the notes to the pro forma financial information how you determined the acquisition-date fair value of this contingency. See paragraph 24 and 68(j) of SFAS No. 141R.

Response:

The Staff is respectfully advised that Ticketmaster Entertainment contingent earn-outs represent contractual obligations owed by Front Line Management Group, Inc. (“Front Line”) to sellers of recently acquired companies based on the achievement of certain post-acquisition operating results of the applicable acquired companies. In accordance with SFAS No. 141(R), Live Nation recognized all contractual contingencies measured at their acquisition-date fair values by considering the probability of achieving post-acquisition operating results targets and resulting payouts, as defined in the applicable purchase agreements. FSP 141R-1, which amended certain guidance in SFAS No. 141(R), eliminated the requirement to disclose an estimate of the range of outcomes of recognized contingencies at the acquisition date. The disclosure in footnotes (g) and (j) on page 316 have been revised in response to the Staff’s comment.

Footnote (j)

68.	We note your disclosure that this adjustment is to record deferred income tax liabilities due to the step-up of intangible asset values and effects of other acquisition accounting adjustments. Please revise your footnote to disclose how you calculated this amount, including the tax rate used in determining this adjustment.

Response:

The disclosure in footnote (k) on page 317 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Footnote (k)

69.	We note your disclosure that this adjustment is to classify as a note that portion of the Series A preferred stock that has accreted through March 31, 2009 related to an agreement with the CEO that all shares of preferred stock will be exchanged prior to the completion of the Merger for a Ticketmaster note. We also note from Note 21 to your financial statements for the year ended December 31, 2008, that the agreement is for the issuance of a note having terms comparable to the Series A preferred stock other than conversion rights. In light of the fact that your disclosure in Note 11 indicates the value of the preferred stock attributed to the remaining service period is $31.2 million, please tell us why you believe the $11.4 million amount accreted on the balance sheet as of March 31, 2009 represents the acquisition-date fair value of the note that will be issued to Mr. Azoff.

Response:

The Staff is respectfully advised that Ticketmaster Entertainment obtained an independent valuation of the fair value of the 1,750,000 shares of Series A preferred stock in October 2008 and recorded as temporary equity the vested portion of the fair value based on the requisite service period that had passed. This included services rendered to Front Line from June 2007 through October 2008 because the transaction was deemed to be an exchange of stock-based compensation awards that should be accounted for as a modification in accordance with the provisions of SFAS 123(R). The $31.2 million referred to in Note 11 in Ticketmaster Entertainment’s financial statements for the year ended December 31, 2008 represents the fair value attributed to the portion of the requisite service period remaining. As of June 30, 2009, $13.0 million has been recorded as temporary equity representing the portion of the fair value that has been earned based upon services performed by Mr. Azoff. Given that the Series A preferred stock and the note will have similar terms, including a future service requirement for Mr. Azoff, Live Nation believes that a reasonable estimate of the acquisition-date fair value of the note is the value associated with the Series A preferred stock. A valuation of the note will be performed upon the completion of the Merger after the terms of the note are finalized.

70.	In addition, please tell us and explain in the notes to the pro forma financial information how your accounting treatment for this compensation arrangement with Mr. Azoff will change following the conversion of Series A Preferred Stock into a note with comparable terms. We may have further comment upon receipt of your response.

Response:

Live Nation has determined that this change in award from an equity instrument to a liability instrument qualifies as a modification in accordance with paragraph 51 of SFAS No. 123(R). As a result, on the modification date, a liability is recognized equal to the portion of the award attributed to past service multiplied by the award’s fair value. Subsequent to the modification, Live Nation will recognize compensation expense and interest expense associated with the Ticketmaster Entertainment note based on Mr. Azoff’s future service requirement. The disclosure in footnote (1) on page 317 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Footnote (n)

71.	We note you have included an adjustment to retained deficit for the acceleration of vesting of Live Nation equity awards upon Merger and based on employment contract change in control provisions. Please revise your disclosure to provide details of how this amount was calculated, including the nature and amount of the equity awards that will be subject to accelerated vesting at the time of the Merger. Also, please disclose that the amount of this adjustment, as well as the adjustment for “expense for fixed contractual merger transaction costs remaining to be paid,” will be charged to expense on the statement of operations at the time of the merger but have not been included in the pro forma statement of operations because they do not have a continuing impact. Your disclosure should also include the line item on the income statement where the expenses will be recognized. See paragraph 68(m) and (n) of SFAS No. 141(R).

Response:

The disclosure in footnote (o) on page 318 has been revised in response to the Staff’s comment.

Footnote (p)

72.	We note your disclosure that this adjustment represents the adjustment to record the minority interest not held by Ticketmaster Entertainment in Front Line at fair value. Please tell us and revise your note to disclose how you determined the fair value of this noncontrolling interest. Also, please explain how you calculated or determined the $7,266 tax effect related to this adjustment disclosed in footnote (p).

Response:

The disclosure in footnote (q) on page 318 has been revised in response to the Staff’s comment and addresses how Live Nation determined the fair value of the noncontrolling interest. Live Nation updated and clarified its method for determining the fair value of the noncontrolling interest, and this did not require an adjustment for income taxes.

LATHAM & WATKINS LLP

Footnote (s)

73.	Please revise footnote (s) to explain in further detail how the adjustment to recognize amortization expense for intangible assets recognized in the acquisition was calculated or determined. Your revised disclosure should indicate both the amounts of the fair value adjustments recognized for each category of intangible assets as well as the weighted average amortization period over which the intangible assets are being amortized to expense.

Response:

The disclosure in footnote (t) on page 319 has been revised in response to the Staff’s comments.

Footnote (t)

74.	We note that this adjustment is to record interest expense in connection with both the Ticketmaster Entertainment spin-off and the amendment to the credit facilities in connection with the Merger. Please revise to separately disclose each amount included in this adjustment and details of how each amount was calculated. For example, you should separately show the pro forma interest expense adjustment related to the spin-off and explain how that amount was calculated, including the applicable interest rates used in the calculation. Also, the interest expense adjustment due to the merger and the increase in the interest rates payable, should be separately disclosed with details of how you determined the amount of increased interest rates used in the calculation. Your revised disclosure should also separately show the additional accretion from the discount recorded on the Ticketmaster Entertainment Senior Notes.

Response:

The disclosure in footnote (u) on page 319 has been revised in response to the Staff’s comment.

75.	We note your disclosure that the amendment resulted in a modification to the Ticketmaster Entertainment credit facility for accounting purposes. Please tell us, and disclose in your footnotes, how you will account for this modification pursuant to EITF 98-14 and 96-19, as applicable.

Response:

In response to the Staff’s comment, the Staff is respectfully advised that Live Nation has evaluated the modification of the revolving credit facility pursuant to EITF 98-14 and has determined that the borrowing capacity of the amended credit agreement is equal to the borrowing capacity under the credit agreement prior to the amendment. As such, all unamortized deferred costs, fees paid to the creditor, and all third-party costs incurred related to the credit agreement would be associated with the amended credit agreement and deferred and amortized over the term of the amended credit agreement. In accordance with FAS 141(R), all deferred financing fees present after the modification of the revolving credit facility will be eliminated in acquisition accounting.

The Staff is further respectfully advised that Live Nation has re-evaluated the modification of the Term Loan A and Term Loan B credit agreement pursuant to EITF 96-19 at June 30, 2009, and has concluded that, due to the impact of the LIBOR floor and the decline in LIBOR in the second quarter of 2009, there is a greater than ten percent difference between the present value of the expected cash flows under the terms of the amended credit agreement and those expected under the existing credit agreement.

LATHAM & WATKINS LLP

As such, pursuant to EITF 96-19, the substantial modification of the amended credit agreement will be accounted for as an extinguishment of Ticketmaster Entertainment’s Term Loan A and Term Loan B. Following the completion of the Merger, the new debt instrument will be recorded at fair value and costs incurred with third parties associated with the new debt instrument will be capitalized and amortized over the term of the new instrument. Fees paid to the bank associated with the extinguishment of the old instrument will be included in determining the debt extinguishment gain or loss to be recognized. As the loss on extinguishment was as a result of the Merger, the impact of the extinguishment has been recorded to goodwill.

The determination of modification accounting versus extinguishment accounting of Ticketmaster Entertainment’s existing debt instrument is highly dependent on the LIBOR rate in effect at the time of the Merger. The final determination of the proper accounting under EITF 96-19 will be dependent on the calculation of the present value of cash flows of the new and old instruments as of the acquisition date of the Merger.

The disclosure in footnote (u) on pages 319 through 321 has been revised to reflect the treatment of the amended credit agreement as an extinguishment of the Term Loan A and Term Loan B as determined at June 30, 2009.

76.	We note your disclosure that the amendments to the Ticketmaster Entertainment credit facility will also result in fees payable to the lenders and the incurrence of other costs which are currently being negotiated, none of which are included in the unaudited pro forma condensed combined financial statements. If these fees and other costs are finalized prior to the merger, we believe they should be included as adjustments to liabilities and retained earnings on the pro forma balance sheet since they appear to be directly attributable to the merger transaction. Please revise to include these adjustments once the amounts are finalized. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Response:

The Staff is respectfully advised that the fees and costs associated with amending the Ticketmaster Entertainment credit facility have not yet been finalized. As such, no pro forma adjustment was recorded to accrue for these costs. Once these fees and other costs are finalized, an adjustment will be recorded to liabilities and retained earnings.

Footnote (v)

77.	Please revise footnote (v) to quantify the impact of the non-deductible non-cash compensation expenses that were considered in determining the pro forma adjustments to income tax expense for the year ended December 31, 2008 and the three months ended March 31, 2009.

Response:

The disclosure in footnote (w) on page 321 has been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Footnote (w)

78.	Please revise to disclose how you calculated the adjustment to record the minority interest’s proportionate share in the additional Front Line amortization expense, including the applicable current minority interest percentage.

Response:

The disclosure in footnote (x) on page 321 has been revised in response to the Staff’s comment.

Audited Financial Statements of Ticketmaster Entertainment, Inc. for the year ended December 31, 2008

Consolidated Statement of Operations, page FIN-3

79.	Please revise your consolidated statements of operations to provide gross disclosure of interest income and interest expense. Refer to the guidance outlined in Rule 5-03(7) and (8) of Regulation S-X.

Response:

The consolidated statements of operations on page FIN-3 have been revised in response to the Staff’s comment.

Consolidated Statements of Cash Flows, page FIN-6

80.	We note that your cash flows from operating activities reconciles “net (loss) income attributable to Ticketmaster Entertainment Inc. to net cash provided by operating activities. We also note that SFAS 160, which you have applied retrospectively for presentation and disclosure, defines net income as net income attributable to both the controlling and noncontrolling interests. In light of the fact that SFAS No. 160 did not amend SFAS No. 95 (which indicates that a consolidated statement of cash flows prepared under the indirect method should start with the “net income” line item), it appears that your consolidated statement of cash flows should begin with “net income” as it is presented on the statement of operations, rather than “net income attributable to Ticketmaster Entertainment Inc.” Following this presentation, amounts reported as “net income (loss) attributable to the noncontrolling interest” in the statements of operations would not be included as a reconciling item in the statement of cash flows.

Response:

The consolidated statements of cash flows on page FIN-6 have been revised in response to the Staff’s comment.

LATHAM & WATKINS LLP

Note 2. Summary of Significant Accounting Policies, page FIN-8

Recent Accounting Pronouncements

Noncontrolling interests in Consolidated Financial Statements, page FIN-18

81.	We note your disclosure that since the noncontrolling interests held by third parties in consolidated subsidiaries are exercisable outside the control of the Company, you have classified these interests outside of equity in the accompanying consolidated balance sheets in accordance with EITF Topic D-98. Please explain to us, and disclose in the notes to your financial statements, the nature and terms of these redeemable noncontrolling interests and explain how you have determined the amounts recorded on the balance sheet at December 31, 2008 and 2007. As part of your response and revised disclosure, please tell us how you determined the amount of noncontrolling interests presented as redeemable and the amount presented as nonredeemable and indicate whether they are preferred or common securities. Also, tell us how you have included the redeemable noncontrolling interest in your earnings per share calculations, as applicable, as set forth in paragraph 19A of EITF Topic D-98.

Response:

In response to the Staff’s comment, Note 2 – Summary of Significant Accounting Policies beginning on page FIN-8 has been revised to include a summary of Ticketmaster Entertainment’s accounting for redeemable noncontrolling interests.

The Staff is respectfully advised that in connection with the acquisition of certain subsidiaries, Ticketmaster Entertainment is party to fair value put and call arrangements with respect to the common securities that represent the remaining noncontrolling interests of the acquired company. These put arrangements are exercisable at fair value by the counter-party outside of the control of Ticketmaster Entertainment and are classified as temporary equity in accordance with EITF D-98. Adjustments to the carrying amount of redeemable noncontrolling interests issued in the form of a common security to reflect a fair value redemption feature do not impact Ticketmaster Entertainment’s earnings per share. Accordingly, to the extent that the fair value of these redeemable noncontrolling interests exceeds the value determined by normal noncontrolling interest accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to additional paid-in capital as a result of the accumulated deficit position. Redeemable noncontrolling interests for which the put arrangements are not currently redeemable are accounted for by normal noncontrolling interest accounting, and changes in the redemption fair value are accreted over the period from the date of issuance to the earliest redemption date of the security using the interest method.

LATHAM & WATKINS LLP

82.	Additionally, although the redeemable noncontrolling interests are presented outside of permanent equity on your consolidated balance sheets, we believe that it would be considered equity (although temporary) for purposes of SFAS 160 and its disclosure requirements. Therefore, in accordance with paragraph 5(d) and A38(c) of SFAS No. 160, please revise to include a reconciliation of the beginning and ending balances of redeemable equity to separately disclose changes in net income, transactions with owners, and each component of other comprehensive income. Your reconciliation can be included in a separate statement or in the notes to the financial statements but should not combine redeemable and nonredeemable equity amounts or include redeemable equity in the total of stockholders’ equity. Please revise accordingly.

Response:

The consolidated balance sheets on page FIN-4 and the statement of temporary equity and equity on page FIN-5 have been revised in response to the Staff’s comment.

Note 4. Goodwill and Indefinite-Lived Intangible Assets, page FIN-22

83.	We note your disclosure that an additional $194.9 million of goodwill was recorded as a result of the acquisition of a controlling interest in Front Line which included $147.4 million in historical basis and $47.5 million resulting from the excess of the purchase price over fair value of identified assets for the stepped-up portion of the acquisition. Please explain to us how these amounts relate to the $90.9 million amount of goodwill in the purchase price allocation of Front Line disclosed in Note 3.

Response:

The Staff is respectfully advised that the allocation of purchase price contained in Note 3-Business Acquisitions beginning on page FIN-19 that includes the $90.9 million amount associated with goodwill relates solely to the acquisition of an additional 42.9% interest in Front Line and includes the historic basis of goodwill on the books of Front Line prior to the transaction.

LATHAM & WATKINS LLP

A reconciliation of the $90.9 million associated with the 42.9% step acquisition to the change in goodwill from $147.4 million to $194.9 million is as follows:

Goodwill at historical cost prior to acquisition - 100%	$147.4 million
Plus: Allocation of purchase price to 42.9% interest	90.9 million
Less: Historic basis of goodwill associated with 42.9% interest acquired	(63.3) million
Plus: Adjustment for historic carrying cost in excess of Cost basis in underlying assets(1)	19.9 million

Goodwill recorded as a result of acquisition of a controlling interest	$194.9 million

(1)	Ticketmaster Entertainment owned a 39.43% interest in Front Line prior to the acquisition of a controlling interest in Front Line as described in Note 3 – Business Acquisition. This investment was recorded using the equity method of accounting. Immediately prior to the acquisition of a controlling interest in Front Line, Ticketmaster Entertainment’s basis in Front Line was $97.0 million. The underlying cost basis of the net assets immediately prior to the acquisition of a controlling interest in Front Line was $77.1 million.

The Staff is respectfully advised that the difference between the carrying value of the investment and the underlying cost (a difference of $19.9 million) represented a premium that was paid at the time of the acquisition of the 39.43% interest in Front Line and increased the recorded goodwill when the controlling interest in Front Line was acquired and was not shown as part of the purchase price allocation associated with the acquisition of a controlling interest in Front Line described in Note 3-Business Acquisitions.

Note 11. Redeemable Preferred Stock and Equity, page FIN-36

84.	We note your disclosure that you have recorded the portion of the value that has accreted of the preferred stock allocated to the requisite service period that has passed of $8.8 million and the value of the preferred stock attributed to the remaining service period of $31.2 million is being accreted to its redemption value over a period of five years with a charge to stock based compensation expense. Please tell us and revise your disclosure to explain how you determined or calculated the original fair value of the 1,750,000 Series A Preferred Shares issued and the $8.8 million value of the preferred stock initially recorded and tell us why you believe it was appropriate to credit APIC. Also, please tell us how you are calculating the amounts accreted each period and recognized as stock compensation expense. In addition, please reconcile the $8.8 million of redeemable Preferred Stock related to the service period that has passed at December 31, 2008 as disclosed in Note 11 with the $9.8 million reflected in the statement of changes in stockholders’ equity.

Response:

The Staff is respectfully advised that Ticketmaster Entertainment obtained an independent valuation of $40.0 million for the fair value of the 1,750,000 shares of Series A preferred stock in October 2008 using an option-pricing model and recorded $8.8 million as temporary equity representing the vested portion of the fair value based on the requisite service period that had passed. This included service rendered to Front Line from June 2007 through October 2008. In accordance with ASR 268, Ticketmaster Entertainment adjusted APIC by $8.8 million to appropriately record the instrument

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outside of permanent equity because redemption is outside of the control of Ticketmaster Entertainment for this award. The value of the preferred stock attributed to the remaining service period of $31.2 million is being expensed ratably over the future service period from October 2008 through October 2013. The $8.8 million was recorded as temporary equity at the time the grant was awarded (October 29, 2008). Ticketmaster Entertainment recorded $1.0 million of stock-based compensation expense for the period from November 2008 through December 2008. Note 11 – Temporary Equity and Equity beginning on page FIN-37 has been revised in response to the Staff’s comment.

Note 14 – Related Party Transactions

85.	We note the disclosure indicating that prior to the spin-off, the Company’s operating expenses included allocations from IAC for accounting, treasury, legal, tax, corporate support, human resource functions and internal audit functions and these allocations were made primarily on the basis of Ticketmaster Entertainment’s revenues as a percentage of IAC’s total revenues. Please revise Note 14 to include a representation by the Company’s management that the allocation methods used were reasonable. Refer to the guidance outlined in SAS Topic 1:B.

Response:

Note 14 – Related Party Transactions beginning on page FIN-45 has been revised in response to the Staff’s comment.

86.	We note the disclosure included in Note 14 indicating that during the second quarter of 2008, IAC recorded an $8.3 million cumulative true-up of intercompany interest income. Please explain in further detail the nature of this “true-up” of interest income that was recognized in the second quarter of 2008. As part of your response, please indicate the period or periods to which this adjustment relates and explain why it was recognized in the second quarter of 2008 rather than in the period or periods to which it relates. We may have further comment upon receipt of your response.

Response:

In response to the Staff’s comment, the Staff is respectfully advised that prior to the spin-off from IAC, Ticketmaster Entertainment maintained an intercompany receivable from IAC for the years 2002-2008. Ticketmaster Entertainment recorded interest income on this receivable as calculated by IAC through the second quarter of 2008. During the second quarter of 2008, IAC changed the amount of intercompany interest expense charged to Ticketmaster Entertainment which resulted in an $8.3 million interest charge taken by Ticketmaster Entertainment in the second quarter of 2008.

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87.	We note from the disclosure in the analysis of Ticketmaster Entertainment’s receivables from IAC that the Company recognized the extinguishment of the receivable from IAC and subsidiaries by recording a non-cash distribution aggregating $604,363 during 2008. Please explain why the amount of this distribution does not agree to the amount reflected in the Company’s consolidated statement of redeemable preferred stock and equity for the period of $474,110. Please reconcile and revise these disclosures.

Response (numbers in thousands):

The Staff is respectfully advised that the amount reflected in Ticketmaster Entertainment’s consolidated statements of temporary equity and equity for the period of $474,110 represents the net amount of distributions to, and contributions from, IAC. As such, the beginning balance of $474,110 increased by $130,253 as a result of the total activity as detailed in Note 14 – Related Party Transactions to a total of $604,363, and then subsequently decreased by $604,363 as a result of the extinguishment of receivables as shown in Note 14 – Related Party Transactions, thereby reducing the balance to zero. The net activity for the period is a reduction of $474,110, which is the balance shown in the consolidated statements of temporary equity and equity. As a result, the Staff is respectfully advised that no revisions have been made to the disclosure in the Registration Statement in response to this comment.

Note 22. Quarterly Results (Unaudited)

88.	Please revise Note 22 to disclose the nature of any material unusual items that impacted your quarterly results of operations for the various periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Response:

Note 22 – Quarterly Results (Unaudited) on page FIN-55 has been revised in response to the Staff’s comment.

Annex G

89.	We note the limitation on reliance in the first full paragraph of page G-3 of the fairness opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Allen & Co.’s belief that shareholders cannot rely upon the opinion to support any claims against Allen & Co. arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.

Response:

In response to the Staff’s comment, the limitation on reliance referenced above has been removed from Allen & Co.’s fairness opinion, which is included as Annex G of the Registration Statement.

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Exhibit List, page II-2

90.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of the omitted schedules may be included in the exhibit index to the registration statement.

Response:

In response to the Staff’s comment, Live Nation has refiled the Merger Agreement as Annex A of the joint proxy statement/prospectus which forms a part of the Registration Statement with a list of omitted schedules and has revised the disclosure on pages II-1 and II-3 to include an agreement to furnish the Staff with a copy of any omitted schedule upon request.

Exhibit 10.5 – Amendment No. 1 to Ticketmaster Entertainment Credit Agreement

91.	We note you have provided Exhibit 10.5, which annexes Ticketmaster’s amended credit agreement executed on July 25, 2008. This filing includes schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this credit agreement in full with all schedules and exhibits.

Response:

The Staff is respectfully advised that Ticketmaster Entertainment’s amended credit agreement, along with all schedules and exhibits thereto, will be refiled with Ticketmaster Entertainment’s Form 10-Q for the fiscal quarter ending September 30, 2009.

Exhibit 99.6 – Consent of Goldman Sachs

92.	We refer to the second sentence of the second paragraph to this consent and similar language in the third paragraph. It is inappropriate to limit the reproduction of your letter. Please, accordingly, delete or revise.

Response:

In response to the Staff’s comment, Goldman Sachs’ consent has been revised and is filed as Exhibit 99.6 to the Registration Statement.

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Live Nation, Inc.’s Form 10-K for the fiscal year ended December 31, 2008

Exhibits 4.2, 4.7, 10.14 & 10.15

93.	We note you have incorporated by reference Exhibits 4.2, 4.7, 10.14 & 10.15. These exhibits are missing annexes, schedules and exhibits. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile these exhibits with all attachments, schedules and exhibits in your next Exchange Act filing.

Response:

Live Nation acknowledges the Staff’s comment and will refile Exhibit 10.15 to the Live Nation Form 10-K along with all omitted schedules and exhibits in its next periodic Exchange Act filing. Live Nation respectfully advises the Staff that no annexes, schedules or exhibits were omitted from Exhibit 4.2. Live Nation also respectfully advises the Staff that it does not believe that the omitted schedules and exhibits of Exhibits 4.7 or 10.14 to the Live Nation Form 10-K are relevant at this time because those Exhibits have been superseded by the amended and restated credit agreement filed as Exhibit 10.15 to the Live Nation Form 10-K.

Select Items from Live Nation, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008

Live Nation Report on Form 8-K dated May 28, 2009

Exhibit 99.1

Ratio of Earnings to Fixed Charges

94.	We note the Company’s disclosure of its ratio of earnings to fixed charges for each of the last five years on page 62 of Exhibit 99.1. Please revise the report on Form 8-K to include Exhibit 12 reflecting the computation of these ratios for each period presented.

Response:

In response to the Staff’s comment, Live Nation will file an amendment to the Form 8-K to include Exhibit 12.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006

Note 5 – Discontinued Operations

95.	We note that the table of summary operating results for the Company’s discontinued operations for 2007 reflects a loss on disposal of discontinued operations of $824 for this period whereas the table which follows it reflects a gain on the sale of Oriental Theatre and BIC during 2007 of $30,939. Please explain the facts or circumstances responsible for the differences between these amounts.

Response:

As noted in Live Nation’s February 24, 2009 response to comment 1 of the Staff’s letter dated January 28, 2009 with respect to the Form 10-K for the year ended December 31, 2007, Live Nation sold

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the Oriental Theatre and its 50% interest in Broadway in Chicago (BIC) in 2007 as the Theatrical division was determined to not be part of the core operations of the company. These assets were originally part of a larger package of theatrical assets being offered for sale, the other portion of which was sold in 2008. The assets sold in this 2007 transaction were part of the Broadway Across America component which had significant continuing cash flows and, therefore, did not qualify for discontinued operations presentation. In addition, BIC represented an equity method investment, and equity method investments are not considered separate components (as clarified by the Financial Accounting Standards Board (“FASB”) at its November 14, 2001 board meeting). The remaining portion of this component was sold in 2008 and Live Nation has reflected this component (described as the North American theatrical business) as discontinued operations in its Form 10-K for the year ended December 31, 2008. Accordingly, the gain on the sale of the Oriental Theatre and BIC of $30.9 million is part of the results of operations of the disposed component and is reflected in the “Gain on sale of operating assets” line in the table and is not part of the gain relating to the disposal of the component. The loss on disposal of discontinued operations of $824,000 in 2007 represents direct deal costs incurred in late 2007 for the sale of the North American theatrical business which closed in January 2008.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006

Note 6. Investments

96.	We note from the disclosures provided in Note 5 to your financial statements that various operations that have been disposed during 2008 have been classified as discontinued operations for all periods presented in your financial statements, resulting in changes in the amounts of your pre-tax earnings from continuing operations for 2007 and 2006, from those reported in your Annual Report on Form 10-K for the year ended December 31, 2007. Based on your revised pre-tax earnings for 2007 and the information provided in your response to our prior comment number 14 as included in our comment letter dated November 13, 2008, it appears that financial statements for your investment in Delirium Concert are now required in your Annual Report on Form 10-K for 2008 pursuant to Rule 3-09 of Regulation S-X. Please note that these financial statement are required for all periods presented and must be audited for any periods where the significance levels outlined in Rule 3-09 of Regulation S-X occur. If you do not believe these financial statements are required, please provide us with your revised computations for 2006 and 2007 which give effect to all operations reclassified as discontinued operations during 2008.

Furthermore, it appears your registration statement on Form S-4 should be similarly revised to include or incorporate by reference the financial statements for your investment in Delirium Concert pursuant to Rule 3-09 of Regulation S-X.

Response:

The Staff is respectfully advised that Live Nation performed its tests under Rule 3-09 of Regulation S-X based on pre-tax earnings from continuing operations after giving effect to the retrospective adoption of FASB Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 and FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) and concluded that Delirium Concert, L.P. (“Delirium”) did not require inclusion of separate financial statements for 2006 or 2007.

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Live Nation gave consideration to Section 2015.8 of the Division of Corporation Finance Financial Reporting Manual, which states that the second computational note of Regulation S-X 1-02(w) for determining if a registrant qualifies for income averaging is not applicable if the registrant reported a loss, rather than income, in the latest fiscal year. Therefore, for both the 2006 and 2007 computations, Live Nation used the most recent fiscal year’s loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for this test.

Live Nation’s calculations for 2006 were as follows:

Live Nation Consolidated Total Assets	$2,225,002,000

Live Nation Consolidated Earnings from Continuing Operations before Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle (“ECOBT, EI & CE”)	$(24,836,000)

Live Nation Investment in Equity Investee	$3,891,776

Live Nation Share of Equity Investee ECOBT, EI & CE	$(4,651,099)

Percentage Investment to Live Nation Total Assets:
Live Nation Investment in Equity Investee	$3,891,776
Divided by Live Nation Consolidated Total Assets	$2,225,002,000

0.17%

Percentage of Equity Investee ECOBT, EI & CE to Live Nation ECOBT, EI & CE:
Absolute Value of Live Nation’s Share of Equity Investee ECOBT, EI & CE	$4,651,099
Divided by Absolute Value of Live Nation 2006 Consol ECOBT, EI & CE	$24,836,000

18.73%

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Live Nation’s calculations for 2007 were as follows:

Live Nation Consolidated Total Assets	$2,749,820,000

Live Nation Consolidated ECOBT, EI & CE	$(39,598,000)

Live Nation Investment in Equity Investee	$—

Live Nation Share of Equity Investee ECOBT, EI & CE	$(7,329,186)

Percentage Investment to Live Nation Total Assets:
Live Nation Investment in Equity Investee	$—
Divided by Live Nation Consolidated Total Assets	$2,749,820,000

0.00%

Percentage of Equity Investee ECOBT, EI & CE to Live Nation ECOBT, EI & CE:
Absolute Value of Live Nation’s Share of Equity Investee ECOBT, EI & CE	$7,329,186
Divided by Absolute Value of Live Nation 2006 Consol ECOBT, EI & CE	$39,598,000

18.51%

Other

97.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response:

The financial statements included in the Registration Statement have been updated and will be further updated, as necessary, at the effective date of the Registration Statement on Form S-4.

98.	Please provide currently dated consents from the independent public accountants in any amendments to the Form S-4 Registration Statement.

Response:

Currently dated consents are included as Exhibits 23.1 and 23.2 to the Registration Statement.

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Live Nation acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (213) 891-8680.

Sincerely,

/s/ James P. Beaubien James P. Beaubien

cc:	Michael G. Rowles, Esq. (Live Nation, Inc.)

Chris Riley, Esq. (Ticketmaster Entertainment, Inc.)

Pamela S. Seymon, Esq. (Wachtell, Lipton, Rosen & Katz)